Exhibit 99.1

FOR RELEASE

Unitil Reports Year-End Earnings

Hampton, N.H., february 13, 2024 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $45.2 million, or $2.82 in Earnings Per Share (EPS), for the year ended December 31, 2023, an increase of $3.8 million in Net Income, or $0.23 in EPS, compared to 2022. The Company’s 2023 Electric and Gas GAAP Gross Margins were $78.1 million and $114.1 million, respectively.

“We delivered strong financial and operating results in 2023 by executing on our strategies, and focusing on operational excellence and best-in-class service,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “As we head into 2024, we remain focused on the issues that matter most — safety, reliability, affordability and financial discipline. We believe that by doing so, we will continue to create long-term sustainable value for all stakeholders.”

Electric GAAP Gross Margin was $78.1 million in 2023, an increase of $4.7 million compared to 2022. The increase was driven by higher rates and customer growth of $5.3 million, partially offset by higher depreciation and amortization expense of $0.6 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $104.1 million in 2023, an increase of $5.3 million compared with 2022. The increase was driven by higher rates and customer growth.

Gas GAAP Gross Margin was $114.1 million in 2023, an increase of $6.5 million compared to 2022. The increase was driven by higher rates and customer growth of $14.1 million, partially offset by the unfavorable effects of warmer winter weather in 2023 of $1.1 million, higher depreciation and amortization of $4.1 million, and the recognition, in the second quarter of 2022, of $2.4 million in higher rates resulting from the Company’s base rate case in New Hampshire.

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was 154.5 million in 2023, an increase of $10.6 million compared to 2022. The increase was driven by higher rates and customer growth of $14.1 million, partially offset by the unfavorable effects of warmer winter weather in 2023 of $1.1 million and the recognition, in the second quarter of 2022, of $2.4 million in higher rates resulting from the Company’s base rate case in New Hampshire.

Operation and Maintenance (O&M) expenses increased $1.9 million, or 2.6%, in 2023 compared to 2022, reflecting higher utility operating costs of $1.2 million, higher professional fees of $0.4 million and higher labor costs of $0.3 million.

Depreciation and Amortization expense increased $4.8 million in 2023 compared to 2022, reflecting additional depreciation associated with higher levels of utility plant in service and higher amortization of rate case and other deferred costs.

Taxes Other Than Income Taxes increased $2.6 million in 2023 compared to 2022, reflecting higher local property taxes on higher utility plant in service and higher payroll and other taxes.

Interest Expense, Net increased $3.2 million in 2023 compared to 2022 primarily reflecting higher interest on short-term borrowings, partially offset by higher interest income on regulatory assets and other.

Other Expense (Income), Net decreased $2.4 million in 2023 compared to 2022, reflecting lower retirement benefit costs.

Federal and State Income Taxes increased $2.0 million in 2023 compared to 2022, reflecting higher pre-tax earnings in 2023 and higher flow back, in 2022, of excess Accumulated Deferred Income Taxes per regulatory orders in New Hampshire.

In 2023, Unitil’s annual common dividend was $1.62 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock. At its January 2024 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.425 per share, an increase of $0.02 per share on a quarterly basis, resulting in an increase in the effective annualized dividend rate to $1.70 per share from $1.62 per share.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2023 results on Tuesday, February 13, 2024, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 108,500 electric customers and 88,400 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil's filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – External Affairs
Phone: 603-773-6504	Phone: 603-773-6404

Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Twelve Months Ended December 31, 2023 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$306.5	$250.6	$—	$557.1
Less: Cost of Sales	(202.4)	(96.1)	—	(298.5)
Less: Depreciation and Amortization	(26.0)	(40.4)	(1.0)	(67.4)
GAAP Gross Margin	78.1	114.1	(1.0)	191.2
Depreciation and Amortization	26.0	40.4	1.0	67.4
Adjusted Gross Margin	$104.1	$154.5	$—	$258.6

Twelve Months Ended December 31, 2022 ($ millions)

	Electric	Gas	Other	Total
Total Operating Revenue	$297.9	$265.3	$—	$563.2
Less: Cost of Sales	(199.1)	(121.4)	—	(320.5)
Less: Depreciation and Amortization	(25.4)	(36.3)	(0.9)	(62.6)
GAAP Gross Margin	73.4	107.6	(0.9)	180.1
Depreciation and Amortization	25.4	36.3	0.9	62.6
Adjusted Gross Margin	$98.8	$143.9	$—	$242.7

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2023 and 2022 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Twelve Months Ended December 31,
	2023	2022	Change

Electric kWh Sales:
Residential	649.3	680.5	(4.6%)
Commercial/Industrial	914.2	933.9	(2.1%)
Total Electric kWh Sales	1,563.5	1,614.4	(3.2%)

Gas Therm Sales:
Residential	42.9	44.6	(3.8%)
Commercial/Industrial	178.6	180.2	(0.9%)
Total Gas Therm Sales	221.5	224.8	(1.5%)

Electric Revenues	$306.5	$297.9	$8.6
Cost of Electric Sales	202.4	199.1	3.3
Electric Adjusted Gross Margin (a non-GAAP financial measure1):	104.1	98.8	5.3

Gas Revenues	250.6	265.3	(14.7)
Cost of Gas Sales	96.1	121.4	(25.3)
Gas Adjusted Gross Margin (a non-GAAP financial measure1):	154.5	143.9	10.6

Total Adjusted Gross Margin: (a non-GAAP financial measure1):	258.6	242.7	15.9

Operation & Maintenance Expenses	75.6	73.7	1.9
Depreciation & Amortization	67.4	62.6	4.8
Taxes Other Than Income Taxes	28.5	25.9	2.6
Other Expense (Income), Net	—	2.4	(2.4)
Interest Expense, Net	28.7	25.5	3.2
Income Before Income Taxes	58.4	52.6	5.8
Provision for Income Taxes	13.2	11.2	2.0
Net Income	$45.2	$41.4	$3.8

Earnings Per Share	$2.82	$2.59	$0.23

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com